VIA EDGAR

October 19, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:       Robert Shapiro

Abe Friedman

Re:          PetIQ, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 1, 2021

Form 8-K Furnished May 4, 2022

File No. 001-38163

Dear Messrs. Shapiro and Friedman,

On behalf of PetIQ, (the “Company,” “we” or “our”), set forth below is the Company’s response to the oral comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided on August 29, 2022 and confirmed via dialogue with the Company on various occasions thereafter. For convenience of reference, the Staff’s oral comments are provided in italicized type herein.

Oral Comment 1:

Form 8-K Furnished May 4, 2022

Exhibit 99.1

Non-GAAP Reconciliations

Please revise your non-GAAP reconciliations to remove the ‘Non same-store adjustment’ line item. Refer to Question 100.01 of the Staff’s Compliance and Disclosure Interpretations on non-GAAP Financial Measures.

Response:

We appreciate the time and attention the Staff has dedicated to this matter, including its dialogue with representatives of the Company on various occasions. In response to the Staff’s comment, the Company has concluded that it will no longer include the “non-same store adjustment” line item in presentations of its non-GAAP measures in materials furnished or filed with the Commission. As discussed with the Staff, the Company plans to announce this forthcoming change in presentation in connection with reports of its results for the period ended September 30, 2022. The Company plans to implement this change beginning with reports of its results for the period ending December 31, 2022 for all non-GAAP measures presented, at which point the Company will recast prior period non-GAAP measures to conform to current year presentations in all such materials. The Company has provided an illustrative example of its proposed form of Adjusted EBITDA reconciliation for December 31, 2022 on Exhibit A hereto.

Robert Shapiro and Abe Friedman

Division of Corporation Finance

Oral Comment 2:

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 1, 2022

Financial Statements and Supplementary Data

Note 14 – Segments

We note your disclosure that you have two reportable segments. On page 74 you present a measure of Total Consolidated EBITDA, including unallocated corporate. Because of the presentation format, it appears that you have presented a non-GAAP measure of consolidated adjusted EBITDA in the notes to the financial statements. In future fillings, please revise your presentation to reconcile total reportable segment profit or loss, excluding corporate and unallocated, to consolidated pretax income. Refer to ASC 280-10-55-49.

Response:

Beginning in the fourth quarter of 2022, the Company changed the presentation of discrete financial information provided to the Company’s Chief Operating Decision Maker (“CODM”) to make resource allocation decisions and to evaluate performance. As part of this revised presentation, the discrete financial information received by the CODM will reflect the allocation of costs and expenses for each reporting segment and costs and expenses will not be separately presented as “unallocated corporate.” As a result of the change in the presentation of discrete financial information provided to the CODM, beginning in the fourth quarter of 2022, the Company will reconcile total reportable segment Adjusted EBITDA to consolidated pretax income. We have provided an illustrative example of the Company’s proposed revisions to its segment footnote for December 31, 2022 on Exhibit B hereto.

* * *

Robert Shapiro and Abe Friedman

Division of Corporation Finance

If you have any questions regarding the response in this letter, please call me at (208) 939-900 ext. 485.

Respectfully submitted,

/s/ Zvi Glasman
Zvi Glasman
Chief Financial Officer

cc:            R. Michael Herrman, PetIQ

Christina T. Roupas, Cooley LLP

Robert Shapiro and Abe Friedman

Division of Corporation Finance

EXHIBIT A

Illustrative Earnings Release Adjusted EBITDA Reconciliation for the Period Ending December 31, 2022

PetIQ, Inc.

Reconciliation between Net Loss and Adjusted EBITDA

(Unaudited, in 000’s)

	For the three months ended				For the year ended
	December 31, 2022			December 31, 2021	December 31, 2022			December 31, 2021
Net loss	$	([•]	)	$(14,475)	$	([•]	)	$(16,383)
Plus:
Tax expense		[•]		3,682		[•]		3,869
Depreciation		[•]		4,947		[•]		14,366
Amortization		[•]		4,654		[•]		22,336
Interest		[•]		6,003		[•]		24,696
EBITDA	$	[•]		$4,811	$	[•]		$48,884
Acquisition costs(1)		—		—		—		92
Loss on debt extinguishment and related costs(2)		—		—		—		6,438
Stock based compensation expense		[•]		2,240		[•]		9,428
Integration costs(3)		[•]		212		[•]		(142)
Litigation expenses		[•]		1,219		[•]		4,105
CFO Transition		[•]		597		[•]		928
Adjusted EBITDA(4)	$	[•]		$9,079	$	[•]		$69,733
Adjusted EBITDA Margin		[•]	%	4.6%		[•]	%	7.5%

(1)	Acquisition costs include legal, accounting, banking, consulting, diligence, and other costs related to completed and contemplated acquisitions.

(2)	Loss on debt extinguishment and related costs are related to our entering into two new credit facilities, including the write off of deferred financing costs and related out of pocket costs.

(3)	Integration costs and costs of discontinued clinics represent costs related to integrating the acquired businesses including personnel costs such as severance and signing bonuses, consulting costs, contract termination, and IT conversion costs. These costs are primarily in the Products segment and the corporate segment for personnel costs, legal and consulting expenses, and IT costs.

(4)	Effective December 31, 2022, the Company no longer includes non same-store net (income) loss related to the Services segment wellness centers and host partners with less than six full quarters of operating results, and pre-opening expenses, as an adjustment to its calculation of Adjusted EBITDA. The presentation of Adjusted EBITDA for the three months ended December 31, 2021 and 2020 and year ended December 31, 2021 and 2020 have been recast for comparability to remove non same-store adjustments of $6.2 million, $5.0 million, $23.2 million and $16.4 million, respectively.

Robert Shapiro and Abe Friedman

Division of Corporation Finance

EXHIBIT B

Illustrative Segment Footnote to Consolidated Financial Statements for the Year Ending December 31, 2022

Note 14 - Segments

The Company has two operating segments: Products and Services. The Products segment consists of the Company’s manufacturing and distribution business. The Services segment consists of the Company’s veterinary services, and related product sales, provided by the Company directly to consumers.

The segments are based on the discrete financial information reviewed by the Chief Operating Decision Maker (“CODM”) to make resource allocation decisions and to evaluate performance. We measure and evaluate our reportable segments based on net sales and segment Adjusted EBITDA. Beginning in the fourth quarter of 2022, we allocate to our segments certain costs and expenses, such as accounting, legal, human resources, information technology and corporate headquarters expenses, on a pro rata basis based on net sales to better align with the discrete financial information reviewed by our CODM. Such expenses previously were not allocated to segments. The Company has recast prior periods to give effect to this change.

Financial information relating to the Company’s operating segments for the years ended:

$'s in 000's
December 31, 2022	Products		Services
Net Sales	$	[•]	$	[•]
Adjusted EBITDA		[•]		[•]
Depreciation expense		[•]		[•]
Capital expenditures		[•]		[•]

$'s in 000's
December 31, 2021	Products	Services
Net Sales	$825,395	$107,133
Adjusted EBITDA	88,950	3,942
Depreciation expense	7,397	6,969
Capital expenditures	18,568	12,702

$'s in 000's
December 31, 2020	Products	Services
Net Sales	$725,705	$54,346
Adjusted EBITDA	68,081	(289)
Depreciation expense	8,064	4,018
Capital expenditures	14,906	7,486

Robert Shapiro and Abe Friedman

Division of Corporation Finance

The following table reconciles Segment Adjusted EBITDA to Net Loss for the periods presented.

	For the years ended
$'s in 000's	December 31, 2022		December 31, 2021	December 31, 2020
Segment Adjusted EBITDA:
Product(1)	$	[•]	$88,950	$68,081
Services(1)		[•]	3,942	(289)
Total		[•]	92,892	67,792
Adjustments:		[•]
Depreciation		[•]	(14,366)	(12,082)
Amortization		[•]	(22,336)	(12,815)
Interest		[•]	(24,696)	(22,807)
Loss on debt extinguishment and related costs		[•]	(6,438)	—
Acquisition costs(2)		[•]	(92)	(2,620)
Stock based compensation expense		[•]	(9,428)	(9,170)
Non same-store adjustment(3)		[•]	(23,159)	(16,354)
Integration costs		[•]	142	(9,776)
Litigation expenses		[•]	(4,105)	(1,006)
COVID-19 related costs(4)		[•]	—	(6,476)
CFO Transition		[•]	(928)	—
Pretax net loss	$	[•]	$(12,514)	$(25,314)
Income tax benefit (expense)		[•]	(3,869)	(60,413)
Net loss	$	[•]	$(16,383)	$(85,727)

(1)	Beginning in the fourth quarter of 2022, the Company is allocating corporate expenses to each segment pro rata based on net sales for each segment. The presentation for Product Adjusted EBITDA and Segment Adjusted EBITDA for the years ended December 31, 2021 and 2020 have been recast for comparability. For the years ended December 31, 2022, 2021 and 2020, total corporate expenses were $[•] (of which [•] was allocated to Products and [•] was allocated to Segments), $68.2 million (of which $60.4 million was allocated to Products and $7.8 million was allocated to Segments) and $52.8 million (of which $49.1 million was allocated to Products and $3.7 million was allocated to Segments), respectively.

(2)	Acquisition costs include legal, accounting, banking, consulting, diligence, and other out-of-pocket costs related to completed and contemplated acquisitions.

(3)	Non same-store revenue and costs relate to our Services segment and are from wellness centers, host partners, and regions with less than six full quarters of operating results. This includes clinic launch expenses.

(4)	Costs related to maintaining service segment infrastructure, staffing, and overhead related to clinics and wellness centers closed due to COVID-19 related health and safety initiatives. Product segment and unallocated corporate costs related to incremental wages paid to essential workers and sanitation costs due to COVID.